March 19, 2008


Mail-Stop 4561


Mr. Michael G. Capatides
Senior Executive Vice- President
and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue-3rd Floor
New York, New York 10017


Re:	Canadian Imperial Bank of Commerce
	Form 40-F (y/e October 31, 2007)
	Filed December 10, 2007
	File No. 001-14678


Dear Mr. Capatides:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F
Exhibit B.3(c), Management`s Discussion and Analysis
U.S. Subprime Residential Mortgage Market, page 40

1. In the disclosure of your exposure to the U.S. subprime residential mortgage market through derivative contracts hedged with investment-grade counterparties, we note that as of October 31, 2007,
35% of the notional amount of derivatives was with an "A" rated
U.S.
financial guarantor. This counterparty was subsequently confirmed to be ACA Financial Guaranty Corp. in your Form 6-K filed December 19,
2007, in which you disclosed that there was a reasonably high probability of incurring a large charge following ACA`s credit rating being downgraded from "A" to "CCC" by Standard & Poors. You further stated that the mark of the hedge protection from ACA was $1.71 billion as of October 31, 2007, and $2.0 billion as of November 30,
2007.
We note that in your Form 6-K filed January 15, 2008, you confirmed that you had recorded a $2 billion fair value adjustment to the counterparty credit protection receivable from ACA as a result of the credit downgrade. Taking into account your discussion of risk measurement processes and risk rating methodologies presented on page
63, please tell us how you considered ACA Capital Holdings, Inc.`s press release dated November 9, 2007, which discloses Standard & Poor`s decision to place them on CreditWatch with negative implications, in assigning an internal risk rating to the ACA exposure and determining that a fair value adjustment was not required as of October 31, 2007.

Liquidity Facilities to ABCP Conduits, page 40

2. We note that during the second half of 2007 you purchased $3.1 billion asset-backed commercial paper issued by your sponsored conduits as a result of liquidity tightening that had affected the asset-backed securities market. We also note disclosures in your Critical Accounting Policies and Estimates section on page 76 relating to consolidation of variable interest entities (VIEs) to which you provide liquidity facilities, and note that as of October
31, 2007, you had not consolidated any of these entities. Please provide us with a comprehensive analysis clearly stating the authoritative guidance you relied upon to support your determination that you were not the primary beneficiary and therefore not the consolidator of the sponsored conduits to which you provided liquidity facilities.

3. Given that you have identified consolidation and variable interest entities as a critical accounting policy, please consider discussing in your future filings:

* The scenarios where you would have to consolidate any of these entities for which you provide liquidity facilities, and your expectation of the likelihood of such consolidation; and
* The frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary and therefore would be required to consolidate these entities.

Visa Gain, Page 40

4. We note your disclosure that you recognized a $456 million gain with respect to the worldwide restructuring of Visa based on the fair value of shares of Visa, Inc. that you received on October 2, 2007.
Please address the following:

* Tell us how you previously accounted for your membership interests in Visa Canada and Visa International prior to the restructuring; and
* Tell us how you determined the fair value of shares of Visa, Inc.
received in the absence of an active market for these shares. Please provide us with a comprehensive response which includes the key assumptions made and valuation models employed.

Off-balance Sheet Arrangements
5. Revise to address the risk that may result from failure to price properly the exposure to off-balance sheet vehicles that might need to be funded on the balance sheet precisely when it may become difficult or expensive to raise funds externally. In addition, address the risk that may result if you can not syndicate your holdings of leveraged loans due to reduced investor appetite for those assets when you can not cancel related funding commitments. What possible affect could result on the balance sheets?
6. Revise to disclose the amounts of revenue, expenses, and cash flows resulting from off-balance sheet arrangements, the nature and amount of interests retained, and the nature and amount of any contingent liabilities or obligations arising from such arrangements.
See Item 303(a)(4)(i)(C) of Regulation S-K.

Form 6-K filed February 28, 2008
Exhibit 99.1 News Release
Hedged USRMM Exposure and Other Exposure to Financial Guarantors, page 7

7. We note your disclosure that during the quarter ended January
31,
2008, you recorded a charge of $624 million against your exposure to financial guarantors other than ACA and that you changed the methodology employed to establish these valuation adjustments to take into account market observed credit spreads. Please address the following:

* Tell us how you determined the amount of charge recorded;
* Provide us a comprehensive discussion of your new methodology and tell us how it better captures these valuation adjustments when compared to the previous methodology.



      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.







	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to John Spitz at
(202) 551-3484 or John Nolan at (202) 551-3492.  All other
questions
may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202) 551-3698.



							Sincerely,


							Mark Webb
							Branch Chief
							Financial Services Group





Mr. Michael G. Capatides
Canadian Imperial Bank of Commerce
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